ICOP Digital, Inc

16801 W. 116th Street

Lenexa, Kansas 66219

(913) 338-5550  fax (913) 906-9632

June 25, 2005

Mr. Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

Washington, D.C. 20549

RE:          ICOP Digital, Inc.

Form 10-KSB for the Fiscal Year Ended December 31, 2004

Filed April 6, 2005, as amended June 9, 2005

Form 10-QSB for the Fiscal Quarter ended March 31, 2005

File No. 0-27321

Dear Mr. Spirgel

This letter is in response to your comment letter dated June 16, 2005.

Form 10-K for Fiscal Year Ended December 31, 2004

Report of Independent Registered Public Accounting Firm, page F-2

1.             We note that your report of independent registered public accounting firm and consent of independent registered public accounting firm provided in Exhibit 23.1 does not reference the restated financial statements and is dated prior to the restatement. Please revise to update the date of the report and consent.

The report has been amended to acknowledge the revisions to the financial statements and dates of the report and the consent have been updated.

Statement of Operations, page F-4

2.             We note that your response to comment 2 and your restatement of earnings per share; however, we also note that you did not change the number of shares issued and outstanding throughout the rest of your financial statements. Please revise or advise.

The number of shares issued and outstanding has been revised throughout the financial statements to reflect the effect of the subsequent reverse stock split.

Note 7: Shareholders’ Equity, page F-15

3.               We note your response to comment 1 which states that you concluded there was no beneficial conversion feature at the commitment date. You also state that during the period from January to March 2004 when the preferred stock was purchased, the Company’s common shares were not actively traded and there were no sales of common stock within six months before the preferred stock offering. However, we also note in the second paragraph on page F-16 of your stock amended 10-KSB that in 2004 you issued 415,000 shares of common stock for a total of $395,000. The shares of common stock were sold under a private offering memorandum relating to the private offering of up to 2 million shares of commons stock at $1.00 per share. In this regard tell us the following:

•                  Tell us the date of issuance for the 415,000 common shares.

•                  Provide us with a chronological schedule of convertible preferred stock issued during the year ended December 31, 2004. Include the issuance date, conversion price, and the fair value of your common stock at the issuance date. Explain how you determined the fair value of your common stock at each issuance date. Refer to paragraph 5 and footnote 3 of EITF 98-5.

The requested share issuance information is provided in the attached schedule.  We have revised our analysis of the beneficial conversion feature using a comparable fair value of our common stock of $1.00 per pre-split share which is the price received for most of the sales of common stock during 2003 and 2004.  A share of the preferred stock can be converted into eight shares of common stock, so the $6.00 per pre-split share price is equivalent to $0.75 per pre-split common share, a difference of $0.25 per pre-split common share.  As described in revised Note 7 to the financial statements and reflected on the revised Statement of Operations, this calculation results in a value of the beneficial conversion feature of $500,000.  The preferred stock is immediately convertible to common stock, so this value was immediately recorded as a deemed dividend to increase the net loss available to common shareholders for the year ended December 31, 2004.

As a result of your June 16 comment letter, management detected an omission in the 2004 financial statements.  This omission has been corrected through a re-statement of the 2004 operating results.  An investor had subscribed for 133,334 pre-split shares during the first quarter of 2004.  The investor paid half of the subscription price or $400,000, at that time.  A dispute over the terms of payment for the remaining shares subscribed arose subsequently.  The Company issued an additional 66,667 shares to the investor to settle this dispute during the fourth quarter of 2004.  The Company has re-stated its financial statements by recording an operating expense equal to the unpaid subscription price of $400,000.  Originally, the Company had booked the sale of the entire 133,334 shares of convertible stock for $400,000.

In connection with our responses to your comments, the Company acknowledges that:

The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

The Company may not assert staff comments as a defense in any proceeding initiated by the commission or any person under the federal securities laws of the United States.

Thank you for your consideration of these matters.  Please contact me at (913) 384-2599 or at the above address if additional information is required.

Sincerely,

John Garrison, CFO

ICOP Digital, Inc.

  Vista Exploration Corporation

Convertible Preferred Stock

		Consideration
		Cash		Common	Beneficial
		No. of		Stock	Conversion	Dispute
Date	Description	Shares	Amount	Fair Value	Feature	Settlement

1/26/2004	Purchase Preferred Stock	25,000	$150,000	$200,000	$50,000	$—
1/28/2004	Purchase Preferred Stock	11,000	66,000	88,000	22,000
1/29/2004	Purchase Preferred Stock	5,000	30,000	40,000	10,000
2/11/2004	Purchase Preferred Stock	6,000	36,000	48,000	12,000
2/19/2004	Purchase Preferred Stock	3,500	21,000	28,000	7,000
2/25/2004	Purchase Preferred Stock	7,000	42,000	56,000	14,000
3/2/2004	Purchase Preferred Stock	8,334	50,004	66,672	16,668
3/10/2004	Purchase Preferred Stock	25,000	150,000	200,000	50,000
3/10/2004	Purchase Preferred Stock	9,000	54,000	72,000	18,000
3/11/2004	Purchase Preferred Stock	66,667	400,002	533,336	133,334
3/12/2004	Purchase Preferred Stock	5,000	30,000	40,000	10,000
3/15/2004	Purchase Preferred Stock	8,334	50,004	66,672	16,668
3/22/2004	Purchase Preferred Stock	3,498	20,988	27,984	6,996
12/27/2004	Settle sobscription agreement	66,667	—	533,336	133,334	400,002

12/31/2004	Totals	250,000	$1,099,998	$2,000,000	$500,000	$400,002

  Vista Exploration Corporation

Common Stock

		No. of
Date	Description	Shares	Amount

1/12/2004	Sale of stock	50,000	$50,000
1/12/2004	Sale of stock	50,000	50,000
6/1/2004	Sale of stock	50,000	50,000
6/18/2004	Sale of stock	75,000	75,000
8/4/2004	Sale of stock	50,000	50,000
8/6/2004	Sale of stock	10,000	10,000
8/6/2004	Sale of stock	10,000	10,000
11/10/2004	Sale of stock	60,000	50,000
11/9/2004	Sale of stock	60,000	50,000

12/31/2004	Totals	415,000	$395,000